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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13D


                   Under the Securities Exchange Act of 1934
                           (Amendment No. ________)*

                               The RiceX Company
--------------------------------------------------------------------------------
                               (Name of Issuer)

                                 Common Stock
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   762875102
--------------------------------------------------------------------------------
                                (CUSIP Number)

John H. Chu, Esq., Chu, Ring & Hazel LLP, 253 Summer Street, Boston, MA 02210,
                               Tel: 617-443-9800
--------------------------------------------------------------------------------
      (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                              September 10, 1998
         -------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [_]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13-d1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                   SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 762875102                                      PAGE 2 OF 7 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Heldomo, A.G.

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      WC, OO

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
 5    PURSUANT TO ITEMS 2(d) or 2(e)                                [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Switzerland

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            3,181,818

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          None
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             3,181,818

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          None
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      3,181,818

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                  [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      12.6%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                               Page 2 of 7 pages

                                       3.




ITEM 1. SECURITY AND ISSUER

This Statement relates to the common stock, par value $0.001 per share ("Common Stock"), of The RiceX Company, a Delaware corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 1241 Hawks Flight Court, El Dorado Hills, CA 95762.


ITEM 2. IDENTITY AND BACKGROUND

This Statement is being filed on behalf of Heldomo, A.G. ("Heldomo"), a Swiss corporation, which has its principal executive offices at 12, Barrer Strasse, 6300 Zug, Switzerland. Heldomo is hereinafter as the "Reporting Entity." The prinicipal business of the Reporting Entity is investments.

The name, business address, present principal occupation and citizenship of each executive officer and director of Reporting Entity are set forth in Appendix A hereto, which is incorporated herein by reference.

To best of its knowledge, none of the Reporting Entity or its respective directors and executive officers has, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws.


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The aggregate amount of funds of Reporting Entity used to purchase the securities reported herein in Item 5 were $1,500,000 (inclusive of expenses). The source of funds used to purchase securities of the Issuer on behalf of Reporting Entity was $1,500,000 of working capital of the Reporting Entity.


ITEM 4. PURPOSE OF TRANSACTION

On September 10, 1998, the Issuer issued and sold 1,000,000 shares of the Common Stock to Reporting Entity for $1,500,000. The purpose of the transaction was for investment. The shares were issued without registration under the Securities Act of 1933, as amended (the "Act") in reliance upon Regulation S of the Act. Also in connection with the transaction, Reporting Entity received certain warrants to purchase up to 1,000,000 shares of the Common Stock. The warrants were initially exercisable at a price of $1.50 per share during the first year from the date of issuance and at an exercise price of $1.8125 per share thereafter, subject to adjustment in certain events.

As a result of certain antidilution rights, as of September 10, 1998, the Reporting Entity was issued a further 1,181,818 shares of the Common Stock and the strike price on the warrants was reduced from $1.50 to $.6875 per share.

The information set forth in the response to Item 3 above is incorporated herein by reference. Except as set forth in this Item 4, neither of the Reporting Entity, nor any of

                                       4.




their respective executive officers or directors, has any plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. Notwithstanding anything to the contrary contained herein, the Reporting Entity reserves the right to change its present intentions with respect to the matters described in this paragraph.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

The response to Items 3 and 4 is incorporated herein by reference. Pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended, and as the result of the initial purchase on September 10, 1998 and the issuance of additional shares of the Common Stock by the Issuer to Reporting Entity in connection with the Issuer's anti-dilution adjustment, Reporting Entity purchased 2,181,818 shares of Common Stock and warrants exercisable for 1,000,000 shares of Common Stock. Accordingly, Reporting Entity was deemed to beneficially own 3,181,818 shares of Common Stock, which constituted approximately 12.6% of the 25,288,338 shares of Common Stock reported to be outstanding by the Issuer in its Quarterly Report on Form 10-QSB for the fiscal quarter ended September 30, 1999 as determined under Rule 13d-3 of the Securities and Exchange Commission.

The beneficial ownership by Reporting Entity of Common Stock of the Issuer as of the date hereof is as follows:

                                  No. of Shares Deemed to be          Percentage of Issued and
Reporting Entity                       Beneficially Owned                Outstanding Shares
----------------                  --------------------------          ------------------------
Heldomo                                   3,181,818                              12.6%

Under Section 13(d) of the Securities and Exchange Act of 1934, as amended, and the rules and regulations thereunder, Dr. H. R. Barth may be deemed to be the beneficial owner of the shares of the Common Stock beneficially owned by Reporting Entity. Dr. H. R. Barth does not beneficially own any shares of Common Stock other than through his interests in Reporting Entity, and he does not have exclusive voting or dispositive power over any such shares.

The Reporting Entity has not effected any transactions in the Common Stock during the past 60 days.

The number of shares beneficially owned and the percentage of outstanding shares represented thereby, for the Reporting Entity, have been computed in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. The percentages of ownership described above are based on the 25,288,338 outstanding shares of Common Stock reported in the Issuer's Form 10-QSB filed on November 15, 1999.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The information set forth in the responses to Items 3, 4 and 5 above is incorporated herein by reference.

                                       5.



ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit A  Warrants exercisable for 1,000,000 shares of Common Stock.
---------



               [Remainder of This Page Intentionally Left Blank]

                                       6.


                                   SIGNATURE

After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certify that the information set forth in this Statement is true, complete and correct.

Dated: December 15, 1999

Heldomo, A.G.


By:  /s/ Dr. H.R. Barth
-------------------------------------------
Name:  Dr. H.R. Barth
Title: Director

                                       7.

                                   APPENDIX A
                                   ----------

                        Directors And Executive Officers
                                       of
                                 Heldomo, A.G.


  Name:  DR. H.R. Barth, Director
  Business Address:   Baarer Strasse 12, CH-6300, 2K9, Switzerland
  Principal Employment:   Lawyer
  Name and Address of Employer:    Self-Employed
  Principal Business of Employer:     n/a
  Citizenship:   Swiss Citizen